UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 12346

07000798

FACING PAGE

uired of Brokers and Dealers Pursuant to Section 17 of the Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
JAN 5 2007
603

NAME OF BROKER-DEALER: S.W. Childs Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 27th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Ellis (212) 759-5588
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

750 3rd Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.W. Childs Management Corporation, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

SANDRINA SNIPES
Notary Public - State of New York
NO. 01SN4973274
Qualified in Rockland County
My Commission Expires 10-15-2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
S. W. Childs Management Corporation
New York, New York

We have audited the accompanying statement of financial condition of S.W. Childs Management Corporation as of September 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S.W. Childs Management Corporation as of September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
November 15, 2006

S.W. Childs Management Corporation

Statement of Financial Condition
September 30, 2006

ASSETS

Cash and cash equivalents		$ 6,049
Cash segregated under federal regulations (Note 2)		252,829
Receivables (Note 3):		
Customers	$ 1,379,358	
Directors	100,159	1,479,517
Due from broker		70,053
Securities owned, at market value:		
Common stock	357,459	
U.S Treasury Bill	72,857	430,316
Furniture and equipment, at cost net of accumulated depreciation of $36,563		8,551
Deferred income taxes, net (Note 5)		48,000
Other assets		8,410
		$ 2,303,725

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Bank loans payable, collateralized (Note 4):		
Customers	$ 118,750	$ 118,750
Payables (Note 3):		
Customers	1,296,121	
Directors	31,257	1,327,378
Accrued expenses and other liabilities		75,167
Total liabilities		1,521,295
Commitments (Notes 7 and 8)		
Stockholders' equity		
Common stock, no par value, authorized and issued 6,000 shares	500,000	
Additional paid-in capital	6,667	
Retained earnings	824,481	
	1,331,148	
Less cost of 3,600 shares of common stock in treasury	548,718	
Total stockholders' equity		782,430
		$ 2,303,725

See Notes to Statement of Financial Condition.

S. W. Childs Management Corporation

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: S.W. Childs Management Corporation (the "Company") is a registered clearing broker-dealer in securities under the Security Exchange Act of 1934. The Company's customers are primarily members of the principal stockholder's family. The Company is regulated by the Securities and Exchange Commission (SEC) and the National Association of Security Dealers, Inc. (NASD).

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers only amounts deposited in the Company's demand deposit account to be cash equivalents. All other cash deposits, including those in segregated accounts are excluded from cash equivalents.

Security transactions: Customer and proprietary securities transactions (and related commission revenue and expense) are recorded on the settlement date basis, the effect of which is not materially different from the trade date basis as of year-end. Realized gain and loss from the purchase and sale of proprietary securities are recorded on an identified cost basis. Securities owned are valued at market with the unrealized gains and losses included in earnings of the current period.

Depreciation: Furniture and equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of three to five years.

Income Taxes: The Company files federal, state and local income/franchise tax returns. Differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis are recorded as deferred income tax assets or liabilities in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No.109"). The deferred tax asset results from temporary differences related to depreciation, loss carryforwards, bonus accruals and certain other accrued expenses. A valuation allowance is recognized if it is more likely than not that some portion of the deferred asset will not be recognized. When evaluating whether a valuation allowance is appropriate, SFAS No. 109 requires a company to consider such factors as previous operating results, future earnings potential, tax planning strategies and future reversals of existing temporary differences. The valuation allowance is increased or decreased in future years based on changes in these criteria. Management of the Company believes that no valuation allowance is deemed necessary at September 30, 2006.

Note 2. Cash Segregated Under Federal Regulations

Cash of $252,829 was segregated in a special reserve bank account for the exclusive benefit of customers in accordance with the reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2006, the Company was required under this rule to have a reserve deposit of $97,464.

Note 3. Receivables From and Payables to Customers and Directors

The amounts receivable from and payable to customers and directors represent balances resulting from cash and margin securities transactions. Securities owned by customers represent collateral for these receivables and are not reflected in the financial statements.

Note 4. Broker Loan Payable, Collateralized

The loan payable balance at September 30, 2006 is collateralized by a security owned by a customer of the Company. The loan is payable on demand and interest is payable monthly at the broker call rate plus 1%.

Note 5. Income Tax Matters

The Company has a net deferred tax asset consisting of the following components as of September 30, 2006:

Deferred tax liability:	
Unrealized gain on securities	$ 52,000
Deferred tax asset:	
Prepaids and accrued expenses	13,000
Depreciation	2,000
Loss carryforwards	85,000
Net deferred tax asset	$ 48,000

The Company files its tax returns on a calendar year basis. As of December 31, 2005, the Company has net operating loss carryforwards of $424,789 available under provisions of the Internal Revenue Code to be applied against future taxable income. The loss carryforwards have the following expiration dates:

Expiration date	Amount
2006	$ 126,978
2007	16,392
2008	2,095
2015	119,797
2016	32,032
2022	66,195
2023	61,300
	$ 424,789

The Company has determined that no valuation allowance on the deferred tax asset is necessary, as management believes the amount will be fully utilized. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period the deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Note 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2006, the Company had net capital of $614,836 which was $364,836 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.32 to 1.

Note 7. Operating Lease

The Company has a lease agreement which commenced January 1, 2006 and will expire on December 31, 2006.

The annual future minimum rental commitments are as follows:

Year Ending September 30,	
2007	$ 15,000.00

Total rent expense was $71,000 for the year ended September 30, 2006. In the normal course of business, this lease is expected to be renewed.

Note 8. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are transacted on either a cash or margin basis and, in the case of the latter, credit is extended to customers subject to various regulatory and internal rules concerning the maintenance of adequate collateral by the customer. In connection with these activities, the Company executes and clears customer transactions which may involve the sale of securities not yet purchased.

These transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Should the customer be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement-date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to the customers' inability to meet the terms of their contracts.

The Company seeks to control these risks by monitoring collateral value on a daily basis and requiring additional collateral or the reduction of securities positions, when necessary, and establishing credit limits.

At September 30, 2006, the Company has outstanding borrowings of $118,750 from a broker, which borrowings are collateralized by customers' securities. Should the broker be unable to return this collateral when required, the Company may be required to purchase such securities in the open market.

The Company also clears its security transactions on an omnibus basis with another broker dealer. A substantial portion of its customer security positions are maintained in this account on a commingled basis. Should this broker default on its custodial obligations, the Company might be required to purchase securities in the open market.